AXIS CAPITAL HOLDINGS LIMITED
AMENDED AND RESTATED EXECUTIVE COMPENSATION RECOUPMENT POLICY

AXIS Capital Holdings Limited (the “Company”) has established the AXIS Capital Holdings Limited Amended and Restated Executive Compensation Recoupment, or “Clawback”, Policy (the “Policy”) to provide for the recovery of certain incentive compensation in the event of an Accounting Restatement (as defined below). This Policy is intended to comply with, and shall be interpreted to be consistent with, Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 promulgated under the Exchange Act and Section 303A.14 of the New York Stock Exchange (“NYSE”) Listed Company Manual (the “Listing Rules”). All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Section 11 below.
1.Administration and Interpretation.  The Human Capital and Compensation Committee of the Board of Directors of the Company (the “Committee”) shall have full authority to interpret and enforce the Policy; provided, however, that the Policy shall be interpreted in a manner consistent with its intent to meet the requirements of the Listing Rules. As further set forth in Section 9 below, this Policy is intended to supplement any other clawback policies and procedures that the Company may have in place from time to time pursuant to other applicable law, plans, policies or agreements.
2.Covered Executives. The Policy applies to each current and former Executive Officer of the Company who serves or served as an Executive Oﬃcer at any time during a performance period in respect of which Incentive Compensation is Received, to the extent that any portion of such Incentive Compensation is (a) Received by the Executive Officer during the last three completed Fiscal Years or any applicable Transition Period preceding the Restatement Date and (b) determined to have included Erroneously Awarded Compensation. Executive Officers subject to this Policy pursuant to this Section 3 are referred to herein as “Covered Executives.”
3.Recovery of Erroneously Awarded Compensation. If any Erroneously Awarded Compensation is Received by a Covered Executive, the Company shall reasonably promptly take steps to recover such Erroneously Awarded Compensation in a manner described under Section 4 of this Policy.

4.Forms of Recovery. The Committee shall determine, in its sole discretion and in a manner that effectuates the purpose of the Listing Rules, one or more methods for recovering any Erroneously Awarded Compensation hereunder in accordance with Section 3 above, which may include, without limitation: (a) requiring cash reimbursement; (b) seeking recovery or forfeiture of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards; (c) offsetting the amount to be recouped from any compensation otherwise owed by the Company to the Covered Executive; (d) cancelling outstanding vested or unvested equity awards; or (e) taking any other remedial and recovery action permitted by law, as determined by the Committee. To the extent the Covered Executive refuses to pay to the Company an amount equal to the Erroneously Awarded Compensation, the Company shall have the right to sue for repayment and/or enforce the Covered Executive’s obligation to make payment through the reduction or cancellation of outstanding and future compensation. Any reduction, cancellation or forfeiture of compensation shall be done in compliance with Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

5.No Indemnification. The Company shall not indemnify any Covered Executive against the loss of Erroneously Awarded Compensation for which the Committee has determined to seek recoupment pursuant to this Policy.

6.Exceptions to the Recovery Requirement. Notwithstanding anything herein to the contrary, Erroneously Awarded Compensation need not be recovered pursuant to this Policy if the

Committee determines that recovery would be impracticable as a result of any of the following:

(i)the direct expenses paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered, provided that, before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Company has made a reasonable attempt to recover such Erroneously Awarded Compensation, documented such reasonable attempts to recover, and provided relevant documentation as required to the NYSE, or
(ii)recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company’s affiliates, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and regulations thereunder.

1.Committee Determinations Final. Any determination by the Committee with respect to the Policy shall be final, conclusive and binding on all interested parties.

2.Amendment.  The Policy may be amended by the Committee from time to time, to the extent permitted under Listing Rules.

3.Non-Exclusivity. Nothing in the Policy shall be viewed as limiting the right of the Company or the Committee to pursue additional remedies or recoupment under or as required by any similar policy adopted by the Company or under the Company’s compensation plans, award agreements, policies, employment agreements, or similar agreements or the applicable provisions of any law, rule or regulation which may require or permit recoupment to a greater degree or with respect to additional compensation as compared to this Policy (but without duplication as to any recoupment already made with respect to Erroneously Awarded Compensation pursuant to this Policy). This Policy shall be interpreted in all respects to comply with the Listing Rules.

4.Successors.  This Policy shall be binding and enforceable against all Covered Officers and their beneficiaries, heirs, executors, administrators or other legal representatives.
5.Defined Terms. For purposes of this Policy, the following capitalized terms shall have the meaning set forth below.

a.“Accounting Restatement” means an accounting restatement (i) due to the material noncompliance of the Company with any financial reporting under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (a “Big R” restatement), or (ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “little r” restatement).

b.“Covered Executives” shall have the meaning set forth in Section 2 of this Policy.

c.“Erroneously Awarded Compensation” means the amount of Incentive Compensation actually Received that exceeds the amount of Incentive Compensation that otherwise would have been Received had it been determined based on the restated amounts, and computed without regard to any taxes paid. For Incentive Compensation based on stock price or total shareholder return, where the amount of erroneously awarded Incentive Compensation is not subject to mathematical recalculation directly from the information in the Accounting Restatement:

(i)The calculation of Erroneously Awarded Compensation shall be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive Compensation was Received; and
(ii)The Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation as required to the NYSE.
a.“Executive Officer” means each individual who is currently or was previously designated as an “officer” of the Company as defined in Rule 16a-1(f) under the Exchange Act. Identification of an executive officer for purposes of this Policy would include (at a minimum) executive officers identified pursuant to Item 401(b) of Regulation S-K.

b.“Financial Reporting Measures” means the measures that are determined and presented in accordance with accounting principles used in preparing the Company’s financial statements, and all other measures that are derived wholly or in part from such measures. Financial Reporting Measures include but are not limited to the following (and any measures derived from the following): Company stock price and total shareholder return (and any measures that are derived wholly or in part from stock price or total shareholder return) shall for purposes of this Policy, be considered Financial Reporting Measures. For the avoidance of doubt, a Financial Reporting Measure need not be presented in the Company’s financial statements or included in a filing with the U.S. Securities and Exchange Commission.

c.“Fiscal Year” means the Company’s fiscal year; provided that a Transition Period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months will be deemed a completed fiscal year.

d.“Incentive Compensation” shall mean any compensation (whether cash or equity-based) that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure, and may include, but shall not be limited to, performance bonuses and long-term incentive awards such as stock options, stock appreciation rights, restricted stock, restricted stock units, performance share units or other equity-based awards. For the avoidance of doubt, Incentive Compensation does not include (i) awards that are granted, earned and vested exclusively upon completion of a specified employment period, without any performance condition, and (ii) bonus awards that are discretionary or based on subjective goals or goals unrelated to Financial Reporting Measures. Notwithstanding the foregoing, compensation amounts shall not be considered “Incentive Compensation” for purposes of the Policy unless such compensation is Received (1) while the Company has a class of securities listed on a national securities exchange or a national securities association and (2) on or after October 2, 2023, the effective date of the Listing Rules.

e.“Listing Rules” shall have the mean set forth in the first paragraph of this Policy.

f.Incentive Compensation shall be deemed “Received” in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive Compensation award is attained, even if the payment or grant of the Incentive Compensation occurs after the end of that period.
g.“Restatement Date” means the earlier to occur of (i) the date the Board, a committee of the Board or the officers of the Company authorized to take such action if Board action is not required, concludes or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.

h.“Transition Period” shall mean any transition period that results from a change in the Company’s Fiscal Year within or immediately following the three completed Fiscal Years immediately preceding the Company’s requirement to prepare an Accounting Restatement.

Adopted on: September 20, 2023